Exhibit (a)(2)

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer described in this Directors’ Circular, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada, the United States, the United Kingdom or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the Offer referred to in this document or the adequacy of the information contained in this document, and it is an offence to claim otherwise In particular, this document does not constitute a prospectus for the purposes of the Prospectus Rules published by the Financial Services Authority of the United Kingdom or under the Companies (Guernsey) Law, 2008. Accordingly, this document has not been, and will not be, reviewed or approved by the Financial Services Authority, the Guernsey Financial Services Commission or by the London Stock Exchange plc.

DIRECTORS’ CIRCULAR

RECOMMENDING

ACCEPTANCE

of the offer by

AMAYA GAMING GROUP INC.

to purchase all of the issued and to be issued ordinary shares of

CRYPTOLOGIC LIMITED

FOR US$2.535 IN CASH PER ORDINARY SHARE

The Board of Directors of CryptoLogic UNANIMOUSLY recommends that you

ACCEPT the Offer and TENDER

your CryptoLogic Shares to the Offer.

17 February 2012

Notice to Securityholders

The Offer to which this Directors’ Circular relates is made for the securities of a Guernsey issuer that is a reporting issuer in certain provinces of Canada and, while the Offer is subject to applicable disclosure requirements in Canada, CryptoLogic Shareholders should be aware that requirements are different from those of the United Kingdom, the United States, Guernsey and other jurisdictions. Further, the enforcement by investors of civil liabilities under United States federal securities law may be affected adversely by the fact that the issuer is located in a foreign country and that some of its officers and directors are residents of a foreign country.

QUESTIONS AND ANSWERS ABOUT THE OFFER

Capitalized terms used but not defined herein have the meanings ascribed thereto in the Directors’ Circular.

1.	What is Amaya Offering?

Amaya has offered to acquire all of the issued and to be issued CryptoLogic Shares for US$2.535 in cash per CryptoLogic Share. The Offer represents a premium of approximately 55 per cent to the closing price of US$1.64 per CryptoLogic Share on NASDAQ on 14 December 2011, being the last trading day prior to the Possible Offer Announcement. The Offer is open for acceptance by CryptoLogic Shareholders until 3:00 p.m. London time (10:00 a.m. Toronto time) on 28 March 2012, unless suspended or withdrawn in accordance with the terms of the Offer, and is conditional upon, among other things, valid acceptances being received in respect of more than 50 per cent in value of the issued share capital of CryptoLogic and more than 50 per cent of the voting rights attached to the issued share capital of CryptoLogic normally exercisable at general meetings of CryptoLogic. Full details concerning the conditions to the Offer are set out in the Offer Document.

2.	Should I accept the Offer?

The Board of Directors UNANIMOUSLY recommends that CryptoLogic Shareholders ACCEPT the Offer and TENDER their CryptoLogic Shares to the Offer. The reasons for the recommendation of the Board of Directors are set out on pages 10 to 11 of this Directors’ Circular under the section entitled “Recommendation of the Board of Directors”.

Each of the directors of CryptoLogic who beneficially owns CryptoLogic Shares, collectively holding 11,000 CryptoLogic Shares and representing an aggregate of approximately 0.08 per cent of the issued share capital of CryptoLogic, has provided an irrevocable undertaking to Amaya pursuant to which each has agreed, subject to the terms of such irrevocable undertaking, to accept (or procure acceptance of) the Offer in respect of his beneficial holdings of CryptoLogic Shares.

3.	How do I accept the Offer?

Amaya has indicated that you can accept the Offer by, among other things:

(i)	completing, signing and returning the Form of Acceptance, if you hold certificated CryptoLogic Shares;

(ii)	sending to Euroclear a TTE instruction in relation to your CryptoLogic Shares, if your CryptoLogic Shares are held in CREST;

(iii)	following the procedures for book-entry transfer established by CDS, if your CryptoLogic Shares are held through an account maintained by a participant of CDS; or

(iv)	following the procedures for book-entry transfer established by DTC, if your CryptoLogic Shares are held through an account maintained by a participant of DTC;

with each such method described in further detail in the Offer Document.

If your CryptoLogic Shares are held with an investment dealer, stockbroker, bank, trust company, intermediary or other nominee, please contact such investment dealer, stockbroker, bank, trust company, intermediary or other nominee to instruct them to tender your CryptoLogic Shares to the Offer.

4.	Why does the CryptoLogic Board believe that the Offer should be accepted?

The Board has extensively considered various alternatives and has unanimously determined that the Offer is in the best interests of CryptoLogic and is fair and reasonable. The Board of Directors took into account numerous factors in reaching the recommendation that CryptoLogic Shareholders ACCEPT the Offer and TENDER their CryptoLogic Shares to the Offer, including:

•	the Offer provides improved value to CryptoLogic Shareholders and represents a significant premium over the trading price of CryptoLogic Shares;

•

the Board of Directors, having been so advised by Deloitte Corporate Finance, considers the terms of the Offer to be fair and reasonable. In providing its advice, Deloitte Corporate Finance has taken into account the commercial assessments of the Board;

•	CryptoLogic has undertaken a lengthy and comprehensive strategic review process in respect of its business; and

•	prevailing external economic, market, regulatory, industry and competitive factors create uncertainty and volatility.

A more detailed discussion of all of the reasons for the unanimous recommendation of the Board of Directors is included on pages 10 to 11 of this Directors’ Circular under the section entitled “Recommendation of the Board of Directors”.

The Board of Directors recommends that you read the information contained in this Directors’ Circular carefully.

TABLE OF CONTENTS

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION	4
ACCOUNTING PRINCIPLES & FINANCIAL CALCULATIONS	4
CURRENCY AND EXCHANGE RATES	5
AVAILABILITY OF DISCLOSURE DOCUMENTS	5
NOTICE REGARDING INFORMATION	5
DIRECTORS’ CIRCULAR	6
BACKGROUND TO THE OFFER	6
RECOMMENDATION OF THE BOARD OF DIRECTORS	10
CRYPTOLOGIC LIMITED	12
ARRANGEMENTS RELATING TO THE OFFER	12
INTENTION OF DIRECTORS AND OFFICERS WITH RESPECT TO THE OFFER	13
PRINCIPAL HOLDERS OF SECURITIES OF CRYPTOLOGIC	14
OWNERSHIP OF SECURITIES OF CRYPTOLOGIC	14
TRADING IN SECURITIES OF CRYPTOLOGIC	14
ISSUANCES OF SECURITIES OF CRYPTOLOGIC	15
ARRANGEMENTS BETWEEN CRYPTOLOGIC AND ITS DIRECTORS AND OFFICERS	15
OWNERSHIP OF SECURITIES OF AMAYA	17
INTEREST OF DIRECTORS AND OFFICERS IN MATERIAL TRANSACTIONS OF AMAYA	17
MATERIAL CHANGES IN THE AFFAIRS OF CRYPTOLOGIC	17
OTHER TRANSACTIONS	17
OTHER MATERIAL INFORMATION	17
INFORMATION REGARDING EXCHANGEABLE SHARES	18
PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED	18
STATUTORY RIGHTS	19
APPROVAL OF DIRECTORS’ CIRCULAR	19
CONSENT OF DELOITTE CORPORATE FINANCE	20
CERTIFICATE	21

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Certain statements in this Directors’ Circular may constitute forward looking information within the meaning of applicable securities laws. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. In some cases, forward looking information can be identified by the use of terms such as “may”, “will”, “should”, “project”, “expect”, “believe”, “plan”, “scheduled”, “intend”, “estimate”, “forecast”, “predict”, “potential”, “continue”, “anticipate” or other similar expressions concerning matters that are not historical facts. Forward looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of CryptoLogic.

Forward looking information is based on certain factors and assumptions regarding, among other things, government regulation, Internet viability and system infrastructure and reliability, market demand, internet security, reliance on Internet service providers, competition, dependence on top licensees, chargebacks, risks inherent in doing business internationally, foreign exchange fluctuations, litigation, the Company’s ability to protect its proprietary technology, reliance on key employees, management’s ability to develop and manage growth, ability to integrate acquired businesses, stock volatility and liquidity and other similar matters. While CryptoLogic considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect and there can be no assurance that such developments can be completed on satisfactory terms or at all.

Several factors could cause actual results to differ materially from those expressed in the forward looking statements, including, but not limited to: actions taken by Amaya; actions taken by shareholders of CryptoLogic (the “CryptoLogic Shareholders”) in respect of the Offer; the possible effect of the Offer on CryptoLogic’s business; risks associated with the Company’s financial condition; prospects and opportunities; legal risks associated with Internet gaming and risks of governmental legislation and regulation; risks associated with market acceptance and technological changes; risks associated with dependence on licensees and key licensees; risks relating to international operations; and risks associated with competition. Additional risks and uncertainties can be found in CryptoLogic’s Annual Report on Form 20-F for the financial year ended 31 December 2010 under the captions “Cautionary Statement on Forward Looking Information” and “Risk Factors” and in CryptoLogic’s other filings with Canadian provincial securities commissions and the United States Securities and Exchange Commission (the “SEC”).

Forward looking statements are given only as at the date of this Directors’ Circular. You should not place undue importance on forward looking information and should not rely upon this information as of any other date. While CryptoLogic may elect to, CryptoLogic is under no obligation and does not undertake to, update this information at any particular time, except as required by law.

ACCOUNTING PRINCIPLES & FINANCIAL CALCULATIONS

CryptoLogic prepared its financial statements up to 31 December 2010 in accordance with Canadian generally accepted accounting principles and thereafter in accordance with International Financial Reporting Standards. References in this Directors’ Circular to the “issued share capital of CryptoLogic” assume the exchange of all the outstanding Exchangeable Shares, in accordance with their terms, for CryptoLogic Shares. Calculations of percentage amounts or amounts per CryptoLogic Share set forth in this Directors’ Circular are based on either (a) the issued share capital of CryptoLogic, as at 17 February 2012, being 13,819,051 CryptoLogic Shares (calculated as 12,978,240 CryptoLogic Shares and 840,811 Exchangeable Shares); or (b) the issued share capital of CryptoLogic calculated on a fully-diluted basis, being 14,129,051 CryptoLogic Shares (calculated as including 310,000 CryptoLogic Shares issuable pursuant to the exercise of all in-the-money CryptoLogic Options and excluding all out-of-the- money CryptoLogic Options), as applicable.

CURRENCY AND EXCHANGE RATES

References in this Directors’ Circular to “US$”, “C$”, “£” and “€” are to United States dollars, Canadian dollars, pounds sterling and euro, respectively. Currency comparisons in this Directors’ Circular are based on exchange rates of US$0.9642 to C$1.00 and US$1.5486 to £1.00, being exchange rates on the last business day prior to the Possible Offer Announcement.

AVAILABILITY OF DISCLOSURE DOCUMENTS

CryptoLogic is a reporting issuer in the provinces of Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia and Prince Edward Island and files its continuous disclosure documents and other documents with the Canadian securities regulatory authorities in each such province. Continuous disclosure documents are available under CryptoLogic’s profile at www.sedar.com.

NOTICE REGARDING INFORMATION

Information contained in this Directors’ Circular regarding Amaya is based solely upon, and the Board of Directors has relied, without independent verification, exclusively upon, the information contained in the Offer Document, provided to CryptoLogic by Amaya, or that is otherwise publicly available. Neither CryptoLogic nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure by Amaya to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

Deloitte Corporate Finance is acting for CryptoLogic and no one else in connection with the Offer and will not be responsible to anyone other than CryptoLogic for providing the protections afforded to clients of Deloitte Corporate Finance nor for providing advice in relation to the Offer or any other matters referred to herein. Neither Deloitte Corporate Finance nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Deloitte Corporate Finance in connection with this document, any statement contained herein or otherwise. Deloitte Corporate Finance is a division of Deloitte LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority.

DIRECTORS’ CIRCULAR

This Directors’ Circular is issued by the board of directors (the “Board of Directors” or the “Board”) of CryptoLogic Limited (“CryptoLogic” or the “Company”) in connection with the offer dated 17 February 2012 (the “Offer”) by Amaya Gaming Group Inc. (“Amaya”) to purchase all of the issued and to be issued ordinary shares of CryptoLogic (the “CryptoLogic Shares”) for US$2.535 in cash per CryptoLogic Share upon the terms and subject to the conditions of the Offer set forth in the offer document dated 17 February 2012 (the “Offer Document”).

The Offer is being made pursuant to the terms and conditions agreed to between the Board of Directors and the board of directors of Amaya (the “Amaya Board”) set out in the announcement dated 2 February 2012 (the “Announcement”) as required by Rule 2.7 of the City Code on Takeovers and Mergers (the “Code”). The Offer is subject to the condition, among others, that valid acceptances are received in respect of more than 50 per cent in value of the issued share capital of CryptoLogic and more than 50 per cent of the voting rights attached to the issued share capital of CryptoLogic normally exercisable at general meetings of CryptoLogic. The Offer will be open for acceptance until 3:00 p.m. London time (10:00 a.m. Toronto time) on 28 March 2012, unless extended or withdrawn in accordance with the terms of the Offer.

The Offer is only for CryptoLogic Shares and is not made for the stock options (the “CryptoLogic Options”) issued pursuant to CryptoLogic’s employee stock option incentive plan (the “CryptoLogic Stock Option Scheme”), the exchangeable shares (the “Exchangeable Shares”) of CryptoLogic’s wholly-owned indirect subsidiary, CryptoLogic Exchange Corporation (“CEC”), or any securities or other rights to acquire CryptoLogic Shares. Any holder of Exchangeable Shares (“Exchangeable Shareholder”) who wishes to participate in the Offer should read the information under the heading “Information Regarding Exchangeable Shares” and the additional information regarding Exchangeable Shares provided by CEC to all Exchangeable Shareholders. As well, a holder of CryptoLogic Options who wishes to participate in the Offer should note that, in accordance with Rule 15 of the Code, appropriate proposals will be made to holders of CryptoLogic Options in due course.

For a more complete description of the terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer and Amaya, reference should be made to the Offer Document and the form of acceptance that accompanies the Offer Document.

BOARD OF DIRECTORS’ RECOMMENDATION

THE BOARD OF DIRECTORS OF CRYPTOLOGIC UNANIMOUSLY RECOMMENDS

THAT CRYPTOLOGIC SHAREHOLDERS ACCEPT THE OFFER AND

TENDER THEIR CRYPTOLOGIC SHARES TO THE OFFER.

BACKGROUND TO THE OFFER

The enactment in the United States of the Unlawful Internet Gaming Enforcement Act in late 2006, which effectively banned online gaming in the United States by making it illegal to process the related financial transactions, had a very significant negative impact on CryptoLogic’s revenue. While CryptoLogic sought to grow its business internationally, by Q1 2010 it had incurred eight continuous quarters of significant operating losses and negative cash flows. On 15 July 2010, CryptoLogic issued a trading update, announcing that Q2 2010 revenue was expected to show a decline over Q1 2010 revenue and that costs were to be greater than expected, resulting in a Q2 2010 loss higher than that of Q1 2010.

On 12 August 2010, CryptoLogic announced that David Gavagan, CryptoLogic’s Chairman, was to assume the role of interim Chief Executive Officer and that Huw Spiers would assume the role of Chief Financial Officer. Having determined that a material reduction in expenses was necessary in order to preserve cash and give

CryptoLogic sufficient time to focus on increasing revenues, CryptoLogic also announced that it would be implementing a further restructuring plan to lower significantly the cost base, including a reduction in workforce by the end of Q4 2010, and that it had commenced implementation of measures advised by external industry consultants to improve its hosted casino product offering. Since that time, the Board of Directors has focused on stabilising CryptoLogic’s operations through careful management of its cost base, delivering further efficiencies and improving revenue and operational performance.

David Baazov, Amaya’s President and CEO, met with David Gavagan and Ian Price, CryptoLogic’s Group Head of Business Development, on 12 January 2011 in London Heathrow airport to discuss joint commercial opportunities. During that meeting, Mr. Baazov suggested a potential acquisition of CryptoLogic (the “Proposed Transaction”) and a potential price range of US$2.00 to US$2.45 per ordinary share of CryptoLogic.

On 20 January 2011, David Baazov sent a letter of interest to David Gavagan indicating that the Amaya Board had authorised Amaya’s senior management to pursue discussions regarding the Proposed Transaction and to negotiate the terms of the Proposed Transaction, subject to the completion of due diligence and further input from the Amaya Board. To engage formally in such negotiations and diligence efforts, Mr. Baazov indicated that Amaya was interested in entering into a non-binding letter of intent with CryptoLogic and would prepare and deliver a draft of the letter to the Board of Directors.

On 21 January 2011, David Gavagan delivered a response to David Baazov’s letter on behalf of CryptoLogic, indicating that the Proposed Transaction had been discussed with the Board of Directors and that, further to Amaya’s proposal, the Board planned to seek professional advice in respect of the matters raised in Mr. Baazov’s letter.

On 21 February 2011, CryptoLogic appointed Deloitte Corporate Finance to act as its independent financial adviser to assist it with a strategic review encompassing a range of options available to CryptoLogic from continuing as an independent entity through to the sale of part or all of its business, as well as to provide advice with respect to any potential transaction. As part of the scope of its services, Deloitte Corporate Finance also agreed to advise the Board of Directors in connection with any offer for CryptoLogic, as required by Rule 3 of the Code.

Discussions concerning confidentiality and standstill matters ensued between Amaya and CryptoLogic and, on 8 March 2011, they entered into a confidentiality agreement in connection with the Proposed Transaction, which included a standstill provision.

Following 8 March 2011, CryptoLogic and Deloitte Corporate Finance continued to: (a) consider a number of options available to CryptoLogic, as part of its strategic review; (b) prepare a preliminary information package summarising information on CryptoLogic’s business and operations; and (c) assess and engage in discussions with other potential bidders for CryptoLogic or parts thereof.

Subsequent to the filing of a Schedule 13G/A with the SEC by Thousand Hills Limited on 18 March 2011, in which Thousand Hills Limited disclosed acquisitions of ordinary shares of CryptoLogic resulting in the beneficial ownership of more than 10 per cent of then-outstanding ordinary shares of CryptoLogic, Amaya expressed a desire to CryptoLogic for the removal of the standstill restrictions agreed to in its confidentiality agreement with CryptoLogic.

On 25 March 2011, CryptoLogic announced that: (a) its strategic review was at an early stage and it would consider a number of strategic options, including the possibility of an offer being made for CryptoLogic or a disposal of part of the business; and (b) Deloitte Corporate Finance had been appointed to assist therewith. Following a telephone discussion between David Baazov and David Gavagan, and at the request of Amaya, the parties terminated their confidentiality agreement on 25 March 2011.

In connection with CryptoLogic’s strategic review, in total, 36 parties contacted or were contacted by Deloitte Corporate Finance, of which 18 parties signed confidentiality agreements and were provided with a preliminary information package summarising information on CryptoLogic’s business and operations. All parties that received a preliminary information package were invited to submit an indicative offer for all or part of the ordinary shares of CryptoLogic.

On 1 April 2011, Amaya filed a Public Opening Position Disclosure, on Form 8.3 on the Regulatory Information Service (“RIS”), disclosing that it had acquired approximately 3.2 per cent of then-outstanding ordinary shares of CryptoLogic. Between 5 April 2011 and 10 May 2011, Amaya filed a series of Public Dealing Disclosures, on Form 8.3 on the RIS, disclosing that it had acquired additional ordinary shares of CryptoLogic, ultimately holding approximately 7.52 per cent of then-outstanding ordinary shares of CryptoLogic.

Amaya filed a Schedule 13D with the SEC on 15 April 2011, disclosing that it held approximately 5.05 per cent of then-outstanding ordinary shares of CryptoLogic and that it had acquired ordinary shares of CryptoLogic in order to facilitate a possible strategic transaction with CryptoLogic. A Schedule 13D/A was subsequently filed by Amaya on 6 May 2011, in which Amaya disclosed that it had acquired additional ordinary shares of CryptoLogic and that it held approximately 7.44 per cent of then-outstanding ordinary shares of CryptoLogic.

At the end of May 2011, Amaya contacted CryptoLogic to resume discussions with respect to the Proposed Transaction. On 27 May 2011, CryptoLogic sent to Amaya a new confidentiality agreement signed by CryptoLogic in connection with the Proposed Transaction. On 7 July 2011, Amaya returned a signed copy of such new confidentiality agreement dated 6 July 2011 to CryptoLogic.

On 8 July 2011, Deloitte Corporate Finance provided Amaya with a preliminary information package summarising information on CryptoLogic’s business and operations, indicating that, in the event Amaya was interested in pursuing the Proposed Transaction at that time, Amaya should deliver an indicative offer by 26 August 2011.

On 12 August 2011, supplemental updates to the preliminary information package were sent to Amaya by Deloitte Corporate Finance.

Amaya submitted a non-binding acquisition proposal to Deloitte Corporate Finance on 26 August 2011, which included an offer in the price range of US$2.00 to US$2.15 per ordinary share of CryptoLogic, subject to confirmatory due diligence. Amaya’s non-binding acquisition proposal was one of four expressions of interest received by CryptoLogic. Such expressions of interest were considered by the Board of Directors at a meeting held on 26 August 2011. The two parties, one of which was Amaya, which submitted the expressions of interest considered most attractive by the Board, were invited to meet with the senior management of CryptoLogic to discuss its business in more detail with the intention of seeking improved expressions of interest.

On 13 September 2011, additional supplemental updates to the preliminary information package were sent to Amaya by Deloitte Corporate Finance.

Senior management of CryptoLogic made a presentation to David Baazov and Daniel Sebag, Amaya’s Chief Financial Officer, on 27 September 2011, which included its analysis and response to Amaya’s expression of interest.

At a meeting of the Board of Directors held on 7 November 2011, the Board concluded that none of the expressions of interest delivered to date was at a level capable of being recommended by the Board to CryptoLogic Shareholders and Deloitte Corporate Finance was requested to continue discussions with the interested parties with a view to increasing the level of indicative offers.

At a meeting on 23 November 2011 in London Heathrow airport between David Baazov, David Gavagan, Huw Spiers and Ian Price, proposed pricing of US$2.35 per ordinary share of CryptoLogic was discussed.

Following receipt of revised expressions of interest, a further meeting of the Board of Directors was held on 24 November 2011. At such meeting, the Board resolved that discussions with Amaya should continue in order to explore whether an offer for the entire issued share capital of CryptoLogic might be forthcoming.

During a telephone call on 24 November 2011, between David Baazov and David Gavagan, pricing of US$2.35 to US$2.385 per ordinary share of CryptoLogic was discussed.

Following receipt of Amaya’s revised non-binding acquisition proposal on 5 December 2011, the Board of Directors held a meeting on 6 December 2011 at which it reviewed such proposal and directed Deloitte Corporate Finance to seek further amendments thereto.

The Board of Directors reconvened on 12 December 2011 to review an updated non-binding acquisition proposal received on 11 December 2011 from Amaya and directed Deloitte Corporate Finance to seek further amendments thereto.

During a telephone call on 14 December 2011 between David Baazov and David Gavagan, a price range of US$2.50 to US$2.535 per ordinary share of CryptoLogic was discussed.

The Board of Directors reconvened on the evening of 14 December 2011 to review another updated non-binding acquisition proposal received earlier that day from Amaya and directed Deloitte Corporate Finance to seek final amendments thereto.

On the morning of 15 December 2011, the Board of Directors held a meeting to review an updated non-binding acquisition proposal and approve a related press release in order to comply with Rule 2.4 of Code.

On 15 December 2011, CryptoLogic announced a possible offer by Amaya for CryptoLogic at a value of US$2.50 per CryptoLogic Share, in cash, which was subject to, inter alia, completion of confirmatory due diligence, the unanimous recommendation by the Board of Directors and confirmation by Amaya that it has sufficient funds to complete such offer (the “Possible Offer Announcement”).

Between 15 December 2011 and 31 January 2012: (a) CryptoLogic and Amaya, together with their legal and financial advisers, negotiated the Announcement that set out the terms of the Proposed Transaction, including a revised price (to the price per CryptoLogic Share set out in the Possible Offer Announcement) of US$2.535 per CryptoLogic Share and the terms and conditions to the Offer; (b) Amaya secured access to equity financing for the Offer, through a private placement of special warrants in the amount of C$28,750,000, consisting of a bought deal offering of C$25,000,000 which closed on 18 January 2012 and the related over-allotment option of C$3,750,000, which Canaccord Genuity Corp., on behalf of the underwriters, exercised on 31 January 2012, the proceeds of which are being held in escrow subject to the satisfaction or waiver of all conditions to the Offer prior to 5.00 p.m. Toronto time on 30 April 2012 or, with the consent of Canaccord Genuity Corp., 30 May 2012; and (c) Amaya secured bridge financing from Diocles Capital Inc. in the amount of up to C$5,500,000, which bridge financing will be secured by a moveable hypothec over the assets of Amaya and bear interest at an annual rate of 12 per cent from the time of its drawdown to its repayment date, expected within 30 days of its drawdown.

On 31 January 2012, the Board of Directors met to consider the Proposed Transaction and the draft Announcement, to receive the financial advice of Deloitte Corporate Finance and the legal advice from its legal advisers, and to consider other factors relevant to the Proposed Transaction. Deloitte Corporate Finance spoke to the Board in respect of the Proposed Transaction and advised the Board that, based on information available as of 31 January 2012, Deloitte Corporate Finance believed it would be able to render the advice, as required by Rule 3 of the Code with respect to the Offer. After further discussion, the Board, among others, unanimously resolved and determined that the Offer, subject to agreement with Amaya in respect of the terms and conditions set out in the Announcement and Deloitte Corporate Finance providing its advice, as required by Rule 3 of the Code with respect to the Offer: (a) is in the best interests of CryptoLogic and, having been so advised by Deloitte Corporate Finance, is fair and reasonable; and (b) be recommended to CryptoLogic Shareholders as fair and reasonable and in the best interests of CryptoLogic once the Offer is formally made via the Offer

Document. The Board also unanimously resolved that a committee of the Board, consisting of David Gavagan and Thomas Byrne, be appointed with full authority to do all such things as might seem to the committee to be necessary or expedient in connection with the Proposed Transaction, including approving the formal Announcement.

On 2 February 2012, Deloitte Corporate Finance delivered a consent letter to the Board of Directors, consenting to the inclusion of its name and references thereto in the form and context in which they appear in the Announcement.

The Announcement, which sets out the terms and conditions of the Offer and the support of the Board of Directors, was issued on 2 February 2012.

On 17 February 2012, Deloitte Corporate Finance delivered a consent letter to the Board of Directors, consenting to the inclusion of its name and references thereto in the form and context in which they appear in the Offer Document.

RECOMMENDATION OF THE BOARD OF DIRECTORS

After careful consideration, the Board of Directors has unanimously determined that the Offer is in the best interests of CryptoLogic and, having been so advised by Deloitte Corporate Finance, is fair and reasonable. In providing its advice, Deloitte Corporate Finance has taken into account the commercial assessments of the Board. Accordingly, the Board unanimously recommends that CryptoLogic Shareholders accept the Offer and tender their CryptoLogic Shares to the Offer.

In making its recommendation, the Board of Directors consulted with its financial and legal advisors and carefully reviewed, considered and deliberated all aspects of the Offer. The Board identified a number of factors set out below as being the principal reasons for the UNANIMOUS recommendation of the Board that CryptoLogic Shareholders ACCEPT the Offer and TENDER their CryptoLogic Shares to the Offer.

The Board of Directors considers that, as a result of the actions undertaken since August 2010, CryptoLogic is well-positioned to deliver growth. However, the Board also recognises that the current economic and gaming industry outlook remains uncertain and equity markets continue to exhibit considerable volatility. In addition, following a lengthy strategic review process, assisted by Deloitte Corporate Finance, only four expressions of interest were received for the CryptoLogic Shares or parts of CryptoLogic. It is against this background that the Board has considered the Offer.

In forming a view on the terms of the Offer, the Board of Directors has considered:

1.	The Offer provides improved value to CryptoLogic Shareholders and represents a significant premium over the trading price of CryptoLogic Shares.

The Offer provides CryptoLogic Shareholders with the opportunity to realize the whole of their investment in cash at a value, representing a premium of approximately:

•	55 per cent to the NASDAQ Global Select Market (“NASDAQ”) closing price of US$1.64 per CryptoLogic Share;

•	56 per cent to the Toronto Stock Exchange (“TSX”) closing price of C$1.69 per CryptoLogic Share; and

•	105 per cent to the London Stock Exchange closing price of £0.80 per CryptoLogic Share;

in each case on 14 December 2011 being the last business day prior to the date of the Possible Offer Announcement, which value CryptoLogic Shareholders might not otherwise obtain in the short-to-medium term.

2.	The Board of Directors, having been so advised by Deloitte Corporate Finance, considers the terms of the Offer to be fair and reasonable. In providing its advice, Deloitte Corporate Finance has taken into account the commercial assessments of the Board.

3.	CryptoLogic has undertaken a lengthy and comprehensive strategic review process in respect of its business.

CryptoLogic, assisted by Deloitte Corporate Finance as its financial advisor, has undertaken a lengthy and comprehensive strategic review process encompassing the full range of options from continuing as an independent entity through to the sale of all or a part of its business. Following such review process, as described under the heading “Background to the Offer”, only four expressions of interest were received for CryptoLogic or parts thereof.

4.	Prevailing external economic, market, regulatory, industry and competitive factors create uncertainty and volatility.

The current economic outlook, including the volatility of the equity markets and the share price performance of CryptoLogic Shares, the risks inherent in implementing and delivering CryptoLogic’s strategy, the continued uncertainty in relation to the worldwide regulatory environment for companies such as CryptoLogic that operate in the gaming industry, and the competitive threat from larger participants in the gaming sector are certain external factors that, in the view of the Board of Directors, create uncertainty and volatility for CryptoLogic.

THE BOARD OF DIRECTORS OF CRYPTOLOGIC UNANIMOUSLY RECOMMENDS

THAT CRYPTOLOGIC SHAREHOLDERS ACCEPT THE OFFER AND

TENDER THEIR CRYPTOLOGIC SHARES TO THE OFFER.

The foregoing summary of the information and factors considered by the Board of Directors is not intended to be exhaustive of the information and factors considered by them in reaching their conclusion and making a recommendation that CryptoLogic Shareholders accept the Offer, but includes the material information, factors and analysis considered by the Board in reaching its conclusion and recommendation. The members of the Board evaluated various factors summarized above in light of their own knowledge of the business, financial condition and prospects of CryptoLogic and the circumstances in which CryptoLogic operates, and based upon the advice of its financial and legal advisors. In view of the numerous factors and developments considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusion and recommendation. In addition, individual members of the Board may have given different weight to different factors. The conclusion and unanimous recommendation of the Board was made after careful consideration, evaluation and deliberation of all of the information and factors involved.

CryptoLogic Shareholders should consider the terms of the Offer carefully and should come to their own decision as to whether to accept the Offer. CryptoLogic Shareholders who are in doubt as to how to respond to the Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. CryptoLogic Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors.

CRYPTOLOGIC LIMITED

CryptoLogic was founded in 1995 and is a developer and supplier of internet gaming software. Through its subsidiary companies, WagerLogic and Gaming Portals Limited, CryptoLogic provides software licensing for its internet gaming software, e-cash systems, support, customer support and marketing support services and other services to third-party gaming operators and licensees.

CryptoLogic launched its first licensee, InterCasino, in 1996. Since that time, CryptoLogic has agreed deals with several other online casino and online poker rooms and, as part of its commitment to safe and responsible gambling, it prohibits its licensees from taking any wagers from U.S. residents and restricts registration and game play from residents of prohibited jurisdictions generally.

In January 2012, CryptoLogic acquired, for nominal consideration, the Maltese online gaming licenses for InterCasino from OIGE, a long-standing customer of the Company’s fully hosted online casino platform.

CryptoLogic is organized under the laws of Guernsey with its principal executive offices located at 3rd Floor, Marine House, Clanwilliam Place, Dublin 2, Ireland and, as at 17 February 2012, has 12,978,240 CryptoLogic Shares in issue, listed on the Official List and admitted to trading on the Main Market of the London Stock Exchange (CRP), on the TSX (CRY) and on NASDAQ (CRYP).

CryptoLogic also has one Special Voting Share in issue, pursuant to which Exchangeable Shareholders are entitled to exercise certain voting rights in and entitled to receive dividends from CryptoLogic. CEC, a wholly-owned indirect subsidiary of CryptoLogic, has 840,811 Exchangeable Shares in issue admitted to trading on the TSX (CXY) as at 17 February 2012. The Exchangeable Shares are, as nearly as practicable, the economic equivalent of CryptoLogic Shares, participating equally in voting and dividends with the CryptoLogic Shares and no additional Exchangeable Shares will be issued.

As at 17 February 2012, there were outstanding CryptoLogic Options to purchase an aggregate of 346,000 CryptoLogic Shares, of which 310,000 would be considered in-the-money at a price per CryptoLogic Share of US$2.535.

ARRANGEMENTS RELATING TO THE OFFER

Except as described below or as otherwise described or referred to in this Directors’ Circular, to the knowledge of the directors and officers of CryptoLogic, there are no agreements, commitments or understandings made, or proposed to be made, between Amaya and, either: (a) any of the directors or officers of CryptoLogic, including any agreement, commitment or understanding pursuant to which a payment or other benefit is proposed to be made or given by way of compensation for loss of office or as to any such person remaining in or retiring from office if the Offer is successful; or (b) any CryptoLogic Shareholders, relating to the Offer.

Undertakings

On 1 February 2012, Amaya received an undertaking to accept the Offer from: (a) each of the directors of CryptoLogic who beneficially own CryptoLogic Shares (the “Directors’ Irrevocable Undertakings”), namely Thomas Byrne and David Gavagan; and (b) certain CryptoLogic Shareholders (other than directors of CryptoLogic), namely Birkenshaw & Company Ltd., Jemekk Capital Management Inc. and K2 & Associates Investment Management Inc. (together with the Directors’ Irrevocable Undertakings, the “Undertakings”) Each Undertaking sets forth, among other things, the terms and conditions upon which each individual or company providing the undertaking (each a “Locked-Up Shareholder”), inter alia, has undertaken to accept (or procure acceptance of) the Offer in respect of their beneficial holdings of CryptoLogic Shares. In addition, K2 & Associates Investment Management Inc. (“K2”) has undertaken (on the same terms as in respect of its beneficial holding of CryptoLogic Shares) to accept (or procure acceptance of) the Offer in respect of its beneficial holding of CryptoLogic Shares, which will be issued upon the exchange of its holding of 10,600 Exchangeable Shares. The following is a summary of the principal terms of the Undertakings. This summary is qualified in its entirety by the full text of the Undertakings filed by CryptoLogic with the applicable Canadian securities regulatory authorities and which are available under CryptoLogic’s profile at www.sedar.com.

Pursuant to the Undertakings, the Locked-Up Shareholders have undertaken, among other things, to accept (or procure acceptance of) the Offer in respect of their beneficial holdings of CryptoLogic Shares, being an aggregate of 2,059,580 CryptoLogic Shares, representing in the aggregate approximately 14.90 per cent of the issued share capital of CryptoLogic as of the date hereof, not later than seven business days after Amaya posts the Offer Document to CryptoLogic Shareholders. The Locked-Up Shareholders have undertaken not to withdraw such CryptoLogic Shares from the Offer.

The Directors’ Irrevocable Undertakings will continue to be binding in the event that a higher competing offer is made for CryptoLogic and will only cease to be binding in the event that the Offer Document is not published within 28 days of the Announcement or if the Offer lapses or is withdrawn.

The undertakings of Birkenshaw & Company Ltd. and Jemekk Capital Management Inc. will not continue to be binding in the event that certain higher competing offers are made for CryptoLogic, such being a competing offer at least 10 per cent over the cash consideration under the Offer and unanimously recommended by the Board. Amaya will have the opportunity to match such competing offer within five business days thereof, in which case such undertakings will remain in force.

The undertaking of K2 will not continue to be binding in the event that certain higher competing offers are made for CryptoLogic, such being a competing offer that, in the reasonable opinion of K2, is an improvement on the value of the consideration under the Offer. Amaya will have the opportunity to match such competing offer within five business days thereof, and if it does so match the undertaking will remain in force.

The CryptoLogic Shares subject to an Undertaking will be purchased in the Offer and, consequently, count towards satisfying the minimum acceptance condition under the Code. Acceptance of the Offer in respect of CryptoLogic Shares that are the subject of such Undertakings will represent tenders subject to both the terms and conditions of the Offer and the Code. Such CryptoLogic Shareholders will receive their consideration at the same time as the other CryptoLogic Shareholders that accept the Offer prior to the Offer being declared wholly unconditional and will not receive any consideration other than that offered pursuant to the Offer.

INTENTION OF DIRECTORS AND OFFICERS WITH RESPECT TO THE OFFER

Pursuant to the Directors’ Irrevocable Undertakings, each director of CryptoLogic who holds CryptoLogic Shares, representing in the aggregate approximately 0.08 per cent of the issued share capital of CryptoLogic, has agreed to accept the Offer and tender their respective CryptoLogic Shares to the Offer as described under the heading “Arrangements Relating to the Offer – Undertakings”. The Directors’ Irrevocable Undertakings may only be terminated in limited circumstances as described under the heading “Arrangements Relating to the Offer – Undertakings”.

PRINCIPAL HOLDERS OF SECURITIES OF CRYPTOLOGIC

To the knowledge of the directors and officers of CryptoLogic, after reasonable enquiry, as at 17 February 2012, no person owned, directly or indirectly, or exercised control or direction over 10 per cent or more of any class of securities of CryptoLogic and no person acting jointly or in concert with CryptoLogic owned any securities of CryptoLogic other than:

Name	Number of CryptoLogic Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly as at 17 February 2012		Approximate Percentage of the issued share capital of CryptoLogic

Thousand Hills Limited	2,578,238	(1)	18.66%

Note:

(1)	According to the most recent Schedule 13D filing made by Thousand Hills Limited with the SEC dated 31 August 2011.

OWNERSHIP OF SECURITIES OF CRYPTOLOGIC

The following table sets out the names and positions of each director and officer of CryptoLogic and the number of CryptoLogic Shares and percentage of the issued share capital of CryptoLogic and the number and percentage of CryptoLogic Options beneficially owned, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by each associate and affiliate of any insider of CryptoLogic, each associate and affiliate of CryptoLogic, any insider of CryptoLogic other than a director or officer of CryptoLogic and each person acting jointly or in concert with CryptoLogic as of 17 February 2012.

Name	Position	Number of CryptoLogic Shares and Percentage of the issued share capital of CryptoLogic Beneficially Owned or Controlled	Number and Percentage of CryptoLogic Options Beneficially Owned or Controlled

Thomas Byrne	Non-Executive Director	8,000	Nil
		0.06%

Simon Creedy Smith	Non-Executive Director	Nil	Nil

David Gavagan	Director, Chairman and Interim	3,000	Nil
	Chief Executive Officer	0.02%

John Loughrey	Vice-President, General Counsel	Nil	20,000
	and Company Secretary		5.78%

Ian Price	Group Head of Business	Nil	40,000
	Development		11.56%

Huw Spiers	Group Head of Operations and	Nil	95,000
	Chief Financial Officer		27.46%

James Wallace	Non-Executive Director	Nil	Nil

Thousand Hills Limited	10% Security Holder	2,578,238 (1)	Nil
		18.66%

Note:

(1)	According to the most recent Schedule 13D filing made by Thousand Hills Limited with SEC dated 31 August 2011.

TRADING IN SECURITIES OF CRYPTOLOGIC

Except as set out below, during the six-month period preceding the date hereof, none of CryptoLogic, the directors or officers or any other insider of CryptoLogic nor, to the knowledge of the directors and officers of CryptoLogic, after reasonable enquiry, any associate or affiliate of an insider of CryptoLogic, any associate or affiliate of CryptoLogic or any person or company acting jointly or in concert with CryptoLogic, has traded any securities of CryptoLogic.

CryptoLogic Callco ULC (“Callco ULC”) is a wholly-owned direct subsidiary of CryptoLogic incorporated as an unlimited liability company existing under the laws of the Province of Nova Scotia. In connection with

Exchangeable Share structure implemented by way of the Arrangement (as defined below) and pursuant to the provisions attaching to the Exchangeable Shares, upon the receipt by CEC of a notice of retraction from an Exchangeable Shareholder, Callco ULC exercises an overriding retraction call right whereby Callco ULC purchases the Exchangeable Shares that are the subject of such notice of retraction for a purchase price equal to one (1) CryptoLogic Share for each Exchangeable Share.

Name	Nature of Trade	Date of Trade	Number of CryptoLogic Shares	Price per CryptoLogic Share

Callco ULC	Exercise of retraction call right	8 September 2011	524	1 Exchangeable Share
Callco ULC	Exercise of retraction call right	23 September 2011	1,000	1 Exchangeable Share
Callco ULC	Exercise of retraction call right	29 September 2011	400	1 Exchangeable Share
Callco ULC	Exercise of retraction call right	12 October 2011	3,900	1 Exchangeable Share
Callco ULC	Exercise of retraction call right	13 October 2011	200	1 Exchangeable Share
Callco ULC	Exercise of retraction call right	17 October 2011	2,600	1 Exchangeable Share
Callco ULC	Exercise of retraction call right	31 October 2011	500	1 Exchangeable Share
Callco ULC	Exercise of retraction call right	10 November 2011	1,696	1 Exchangeable Share
Callco ULC	Exercise of retraction call right	21 November 2011	1,100	1 Exchangeable Share
Callco ULC	Exercise of retraction call right	16 December 2011	1,900	1 Exchangeable Share
Callco ULC	Exercise of retraction call right	29 December 2011	100	1 Exchangeable Share
Callco ULC	Exercise of retraction call right	6 January 2012	1,400	1 Exchangeable Share
Callco ULC	Exercise of retraction call right	13 January 2012	3,500	1 Exchangeable Share
Callco ULC	Exercise of retraction call right	1 February 2012	2,000	1 Exchangeable Share
Callco ULC	Exercise of retraction call right	2 February 2012	800	1 Exchangeable Share

ISSUANCES OF SECURITIES OF CRYPTOLOGIC

Except as set out below, no CryptoLogic Shares, CryptoLogic Options or securities convertible into CryptoLogic Shares have been issued to the directors, officers and any other insiders of CryptoLogic during the two years preceding the date of this Directors’ Circular:

CryptoLogic Options

Name	No. of CryptoLogic Options Granted	Exercise Price		Date Granted	Expiry Date

John Loughrey	10,000	US$	4.17	12 April 2010	12 April 2015
	10,000	US$	1.45	7 January 2011	7 January 2016
Ian Price	30,000	US$	1.45	7 January 2011	7 January 2016
Huw Spiers	45,000	US$	1.18	9 September 2010	9 September 2015
	50,000	US$	1.45	7 January 2011	7 January 2016

ARRANGEMENTS BETWEEN CRYPTOLOGIC AND

ITS DIRECTORS AND OFFICERS

Except as described in this Directors’ Circular or in CryptoLogic’s management information circular dated 10 May 2011, no agreement, commitment or understanding has been made, or is proposed to be made, between CryptoLogic and any of its directors or officers pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

Employment Agreements

CryptoLogic has previously entered into an employment agreement with Huw Spiers, CryptoLogic’s Group Head of Operations and Chief Financial Officer, containing a change of control provision (the “Change of Control Provision”). Under the Change of Control Provision, a “change of control” includes “an acquisition by any person or persons acting jointly or in concert, whether directly or indirectly, of voting securities of [CryptoLogic] which, together with all other voting securities held by such persons, constitutes, in the aggregate, more than 50 per cent of all outstanding voting securities of [CryptoLogic]”. Assuming the conditions in the Offer are satisfied and Amaya takes up and pays for CryptoLogic Shares, the Offer would result in a “change of control” and certain “change of control” payments and other obligations and entitlements may be owed by CryptoLogic to such officer in certain circumstances, as further described below.

Notwithstanding, a change of control of CryptoLogic, in the event Mr. Spiers’ employment is terminated, Mr. Spiers would be entitled to a termination payment of 12 months’ base salary and any unpaid bonus in respect of the previous year’s employment. Pursuant to the Change of Control Provision, in the event Mr. Spiers’ employment is terminated in connection with or following a change of control, Mr. Spiers will be entitled to a termination payment as set out above, and in addition, he will be entitled to a lump sum payment equal to three months’ base salary.

David Gavagan was appointed Interim Chief Executive Officer of CryptoLogic pursuant to a letter agreement dated 12 August 2010, as amended, and is entitled to a fee of €220,000 per annum for his services as Chairman, Director and Interim Chief Executive Officer. Such letter agreement was initially for a term of three months and was extended, on the same term and conditions on 8 November 2010, 12 February 2011, 10 May 2011 and 9 August 2011. Pursuant to the 9 August 2011 extension letter, the appointment will expire on the completion of the audit of CryptoLogic’s 2011 fiscal year results, but may be renewed by the CryptoLogic Board in its sole discretion. Mr. Gavagan is subject to customary non-solicitation and non-compete covenants for a period of 6 months following his termination and is not entitled to any benefits upon termination of his service. On 12 December 2011, Mr. Gavagan was awarded a discretionary bonus of €55,000 in respect of 2011.

John Loughrey, CryptoLogic’s Vice-President, General Counsel and Company Secretary, entered into an employment agreement with CryptoLogic dated 12 April 2010. Pursuant to Mr. Loughrey’s employment agreement, he is entitled to receive a fixed base salary, a discretionary bonus and a contribution to his pension. CryptoLogic may terminate Mr. Loughrey by giving a minimum nine months’ written notice. CryptoLogic may elect to pay Mr. Loughrey in lieu of his notice period.

CryptoLogic Stock Option Scheme

Upon and at any time after the commencement of a public take-over bid, the CryptoLogic Stock Option Scheme provides that each holder of CryptoLogic Options shall, regardless of whether such CryptoLogic Options have vested, have the right to exercise such CryptoLogic Options with respect to all of the CryptoLogic Shares acquired through the exercise of the CryptoLogic Options, which have not been purchased by the option holder prior to the commencement date of the public take-over bid. For purposes of the CryptoLogic Stock Option Scheme, a “public take-over bid” means a bid for the CryptoLogic Shares in respect of which a take-over bid circular is prepared and delivered to CryptoLogic Shareholders pursuant to the provisions of the securities legislation of any province of Canada.

As of 17 February 2012, the directors and officers of CryptoLogic held, in aggregate 155,000 CryptoLogic Options to acquire an aggregate of 155,000 CryptoLogic Shares. The outstanding options held by directors and officers of CryptoLogic as of 17 February 2012 had exercise prices ranging from US$1.18 to US$4.17 and, accordingly, not all such Options are in-the-money.

In accordance with Rule 15 of the Code, appropriate proposals will be made by Amaya to holders of CryptoLogic Options in due course.

OWNERSHIP OF SECURITIES OF AMAYA

None of CryptoLogic or the directors or officers of CryptoLogic or, to their knowledge after reasonable enquiry, any associate or affiliate of an insider of CryptoLogic, any affiliate or associate of CryptoLogic, any insider of CryptoLogic who is not a director or officer of CryptoLogic or any person acting jointly or in concert with CryptoLogic, beneficially owns, or exercises control or direction over, any securities of Amaya.

INTEREST OF DIRECTORS AND OFFICERS

IN MATERIAL TRANSACTIONS OF AMAYA

None of the directors or officers of CryptoLogic and their associates and, to the knowledge of the directors and officers of CryptoLogic, after reasonable inquiry, no person who owns more than 10 per cent of any class of equity securities of CryptoLogic for the time being outstanding has any interest in any material transaction to which Amaya is a party.

None of the directors or officers of CryptoLogic is a director or officer of Amaya or any of its subsidiaries.

MATERIAL CHANGES IN THE AFFAIRS OF CRYPTOLOGIC

Except as publicly disclosed, the directors and officers of CryptoLogic are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of CryptoLogic since the date of its last published financial statements, being its unaudited financial statements for the third quarter ended 30 September 2011.

OTHER TRANSACTIONS

Except as described or referred to in the Offer Document or in this Directors’ Circular, no negotiations are underway in response to the Offer which relate to or would result in: (a) an extraordinary transaction such as a merger, reorganization or liquidation involving CryptoLogic; (b) the purchase, sale or transfer of a material amount of assets by CryptoLogic; (c) a take-over bid or other acquisition of securities of CryptoLogic by any person; (d) a bid by CryptoLogic for its own securities or for those of another issuer; or (e) any material change in the present capitalization or dividend policy of CryptoLogic.

Except as described or referred to in this Directors’ Circular, there is no transaction, Board resolution, agreement in principle or signed contract of CryptoLogic, which has occurred in response to the Offer and is related to one of the matters set forth in the preceding paragraph.

OTHER MATERIAL INFORMATION

Except as set out below or as disclosed in this Directors’ Circular, or otherwise publicly disclosed, no other information is known to the directors or officers of CryptoLogic that would reasonably be expected to affect the decision of the CryptoLogic Shareholders to accept or reject the Offer:

In December 2011, CryptoLogic received notification from tax authorities that the tax audits for 2006 and 2007 had been completed with no significant errors and no requirement to reassess the tax filings for those years. CryptoLogic had previously recorded accruals against potential tax liabilities in respect of those years. The CryptoLogic Board believes that those accruals are no longer required and are reviewing the appropriate accounting treatment with CryptoLogic’s auditors and tax advisers. A release of these accruals would lead to a benefit to the consolidated statement of comprehensive income of CryptoLogic of up to US$3,700,000 in the year ended 31 December 2011, without any further cash benefit.

INFORMATION REGARDING EXCHANGEABLE SHARES

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by shareholders on 24 May 2007, CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the arrangement became an indirect subsidiary of CryptoLogic. As part of the Arrangement, CryptoLogic issued either an equivalent amount of CryptoLogic Shares or, in the case of taxable Canadian residents, Exchangeable Shares. The Exchangeable Shares are, as nearly as practicable, the economic equivalent of CryptoLogic Shares and participate equally in voting and dividends with the shareholders of CryptoLogic. No additional Exchangeable Shares have been or will be issued.

The Offer is only for CryptoLogic Shares and is not made for any Exchangeable Shares and the Offer will extend to all CryptoLogic Shares unconditionally issued on the date of the Offer, together with any and all CryptoLogic Shares which are unconditionally issued pursuant to the exchange of Exchangeable Shares at or prior to the close of business on the last business day on which the Offer is open for acceptances. The price per CryptoLogic Share under the Offer, US$2.535, represents a premium of approximately 72 per cent to the closing price per Exchangeable Share on the TSX on 14 December 2011, being the last business day prior to the date of the Possible Offer Announcement.

Amaya, CryptoLogic and CEC have made arrangements with Equity Financial Trust Company, the Canadian transfer agent of CryptoLogic and CEC, such that Exchangeable Shareholders wishing to participate in the Offer may provide: (a) a notice of conditional exchange (retraction) to CEC in respect of their Exchangeable Shares; and (b) anticipatory instructions to tender, to the Offer, any CryptoLogic Shares issued upon such conditional exchange (retraction) of Exchangeable Shares. The conditional exchange (retraction) of Exchangeable Shares will be effective only upon the Offer becoming wholly unconditional. In the event that the Offer does not become wholly unconditional, any notice of conditional exchange (retraction) will be deemed null and void and Exchangeable Shares will be returned to the holder thereof. Notwithstanding the foregoing, Exchangeable Shareholders remain free to unconditionally exchange their Exchangeable Shares for CryptoLogic Shares at any time and tender such CryptoLogic Shares to the Offer.

Where the Offer is declared wholly unconditional, and subject to applicable law and regulation, Amaya has stated that it anticipates that the board of directors of CEC would require the mandatory exchange (redemption) of all outstanding Exchangeable Shares for CryptoLogic Shares pursuant to the provisions attaching to the Exchangeable Shares, which resulting CryptoLogic Shares could also be tendered to the Offer.

PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED

Deloitte Corporate Finance was appointed as CryptoLogic’s independent financial advisor on 21 February 2011 for the purposes of acting in connection with potential approaches and/or any potential offers which may be made by any party for the entire issued and to be issued share capital of CryptoLogic, including, inter alia, advising on the on-line gaming market, assisting the Board in assessing the merits of any offers, assisting and advising on any negotiations with an offeror, assisting in assessing the strategic options for CryptoLogic and reviewing opportunities for pursuing alternative proposals. Deloitte Corporate Finance is to be paid a fee for its services as financial advisor of approximately £416,000, including fees of approximately £156,000 that are contingent on an offer for the entire issued and to be issued share capital of CryptoLogic being declared unconditional or certain other events. CryptoLogic has also agreed to indemnify Deloitte Corporate Finance against certain liabilities. CryptoLogic will pay Deloitte Corporate Finance customary compensation for its services and will reimburse Deloitte Corporate Finance for all out-of-pocket expenses incurred by Deloitte Corporate Finance in the performance of its services.

Neither CryptoLogic nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to CryptoLogic Shareholders in connection with the Offer.

STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of CryptoLogic with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF DIRECTORS’ CIRCULAR

The content of this Directors’ Circular has been approved and the delivery thereof has been authorized by the Board of Directors.

CONSENT OF DELOITTE CORPORATE FINANCE

Dated: 17 February 2012

To the Board of Directors of CryptoLogic

Deloitte Corporate Finance has given and not withdrawn its written consent to the references to its name in the form and context in which they appear in this Directors’ Circular.

(Signed) DELOITTE LLP

CERTIFICATE

Dated: 17 February 2012

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

(Signed) DAVID GAVAGAN	(Signed) THOMAS BYRNE
Chairman of the Board and	Non-Executive Director
Interim Chief Executive Officer